# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Savings Financial Group, Inc, CIK 0001435508
CUSIP: 33621E109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 702 North Shore Drive, Suite 300, Jeffersonville, Indiana (IN), 47130
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 282,864; shared dispositive power 282,864; aggregate amount beneficially owned 282,864 (4.09% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 282,864 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 282,864; shared dispositive power 282,864; aggregate amount beneficially owned 282,864 (4.09% of the class)
  Comment: Relating to items 6, 8, and 9 of this page: Consists of 282,864 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 215,382; shared voting power 282,864; sole dispositive power 215,382; shared dispositive power 282,864; aggregate amount beneficially owned 498,246 (7.2% of the class)
  Comment: Relating to items 5 and 7 of this page: Consists of 215,382 shares of common stock of the Issuer held directly by Martin Friedman, Co-Founder and Managing Member of FJ Capital Management LLC.
  
  Relating to items 6 and 8 of this page: Consists of 282,864 shares of common stock of the Issuer held by Financial Opportunity Fund LLC of which FJ Capital Management LLC is the managing member. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of the reported shares but as to which Mr. Friedman disclaims beneficial ownership.
  
  Relating to items, 5, 6,7, 8, and 9 of this page: Consists of 282,864 shares of common stock of the Issuer held by Financial Opportunity Fund LLC of which FJ Capital Management LLC is the managing member. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of the reported shares but as to which Mr. Friedman disclaims beneficial ownership; and 215,382 shares of common stock of the Issuer held directly by Martin Friedman.

## Item 1. Issuer
Name of issuer: First Savings Financial Group, Inc
Address of issuer's principal executive offices: 702 North Shore Drive, Suite 300 Jeffersonville, IN 47130

## Item 2. Person Filing
Name of person filing:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Martin Friedman
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102
Citizenship:
Financial Opportunity Fund LLC, and FJ Capital Management LLC - Delaware limited liability companies
Martin Friedman - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 282,864 shares
Financial Opportunity Fund LLC - 282,864 shares
Martin Friedman - 498,246 shares
Percent of class:
FJ Capital Management LLC - 4.09%
Financial Opportunity Fund LLC - 4.09%
Martin Friedman - 7.20%
Sole power to vote or to direct the vote: Martin Friedman - 215,382 shares
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 282,864 shares
Financial Opportunity Fund LLC - 282,864 shares
Martin Friedman - 282,864 shares
Sole power to dispose or to direct the disposition: Martin Friedman - 215,382 shares
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 282,864 shares
Financial Opportunity Fund LLC - 282,864 shares
Martin Friedman - 282,864 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (07/16/2025)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (07/16/2025)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (07/16/2025)
- Martin Friedman: Martin S. Friedman, Managing Member (07/16/2025)